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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 14D-9
                              (Amendment No. 76)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
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                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
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                                   969133107
                     (CUSIP Number of Class of Securities)
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                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
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                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
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 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 76 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by adding the following at the end thereof:

     On December 13, 2001, Weyerhaeuser publicly announced that it had increased the price to be paid pursuant to the Revised Offer from $50.00 to $55.00 per Share, net to the seller in cash, without interest thereon (the "December 2001 Offer Price"), upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated May 7, 2001 and in the previously revised Letter of Transmittal (together, the "December 2001 Offer").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On December 13, 2001, Weyerhaeuser published a letter that Mr. Rogel sent to the members of Willamette's Board of Directors. On the same day, Willamette issued a press release regarding the December 2001 Offer, the form of which is attached as exhibit (a)(2)(lxxvi) hereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(lxxvi)   Press release issued by Willamette on December 13, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2001      WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
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                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit
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Exhibit (a)(2)(lxxvi)   Press release issued by Willamette on December 13, 2001.